

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Mads Peter Zacho
Chief Executive Officer
Navigator Holdings Ltd.
10 Bressenden Place
London, SW1E 5DH
United Kingdom

>   **Re: Navigator Holdings Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed June 28, 2023**
>   **File No. 333-272980**

Dear Mads Peter Zacho:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Adorys Velazquez